

Mail Stop 3720

March 11, 2010

VIA US MAIL AND FAX

Mr. Joseph Euteneuer
Executive Vice President and Chief Financial Officer
Qwest Communications International Inc.
1801 California Street
Denver, CO 80202

>   **RE: Qwest Communications International Inc.**
>   **Form 10-K for the year ended December 31, 2009**
>   **Filed February 6, 2010**
>   **File No. 001-15577**

Dear Mr. Euteneuer:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Financial and Operational Highlights, page 1

1. We note your use on pages one and 26 of "total debt" as well as your reference to a "total debt to total capital" ratio. Please note that these measures should be reconciled to the most comparable GAAP measures. Please discuss in more detail what these measures tell you about your operating performance and explain why management believes these measures would be meaningful to investors. See Rule 10(e) of Regulation S-K.

Mass Markets, page 37

Wireless revenue and expenses, page 38

2. Please discuss the material terms of your contract with Verizon Wireless. Also, please file this contract as an exhibit under Item 601(b)(10) of Regulation S-K or advise us why you believe it is appropriate not to include such contract as an exhibit.

Liquidity and Capital Resources, page 49

3. We note your disclosure on page 50 that you have "significant discretion" in how you use your cash to pay for capital expenditures and that you may use this discretion to decrease your capital expenditures. Please clarify, as applicable, whether the estimated capital expenditures of $1.7 billion or less referenced on page 49 includes your continued investment in fiber to the node deployment, expansion of your broadband product offerings and enhanced marketing efforts of your broadband services as discussed on page 38.

4. We note your disclosure on page 50 that your board of directors extended the timeframe for your $2 billion stock repurchase program. Please indicate the duration of the extension authorized by the board and include management's assessment of when it will complete such transactions.

Note 18- Commitments and Contingencies
- KPN QWEST Litigation/ Investigation, page 133
Note 20 – Other Financial Information, page 137

5. We note that your reserves for contingencies and litigation decreased from $511 million in 2008 to $75 million in 2009. Considering the material and significant risks involved in the KPNQwest matters seeking billions of dollars in damages as well as other pending material proceedings, tell us why you believe that your current provision is adequate. In this regard, we note the risk factor as described at the bottom of page 14.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367 or Paul Fischer, Attorney-Advisor at (202) 551-3415 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director